FORM 11-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


   (Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year ended December 31, 1995

                               OR

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from __________ to __________

                 Commission file number:  0-7574



               WAUSAU PAPER MILLS COMPANY SALARIED
                   SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from the issuer named below)



                    WAUSAU PAPER MILLS COMPANY
                        ONE CLARK'S ISLAND
                          P.O. BOX 1408
                      WAUSAU, WI 54402-1408
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                       REQUIRED INFORMATION



                    WAUSAU PAPER MILLS COMPANY
               SALARIED SAVINGS AND INVESTMENT PLAN

          FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                   Year Ended December 31, 1995


                        TABLE OF CONTENTS

                                                           Page

Independent Auditor's Report                                 2

Financial Statements:

     Statements of Net Assets Available for Benefits         4

     Statement of Changes in Net Assets Available for
       Benefits                                              5

     Notes to Financial Statements                           6

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes        10

     Schedule of Reportable Transactions                    11

                   INDEPENDENT AUDITOR'S REPORT


Employee Benefits Committee of the
  Wausau Paper Mills Company
Wausau, Wisconsin


We have audited the accompanying statements of net assets available for benefits of the WAUSAU PAPER MILLS COMPANY SALARIED SAVINGS AND INVESTMENT PLAN as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Employer's Life Insurance Company of Wausau, the contract administrator of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1994 financial statements, except for comparing the information provided by the contract administrator with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not express an opinion on the Plan's financial statements as of December 31, 1994. The form and content of the information included in the 1994 financial statements, other than that derived from the information certified by the contract administrator, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above, of the WAUSAU PAPER MILLS COMPANY SALARIED SAVINGS AND INVESTMENT PLAN as of December 31, 1995, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the WAUSAU PAPER MILLS COMPANY SALARIED SAVINGS AND INVESTMENT PLAN as of December 31, 1995, and changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1995 was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1995, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WIPFLI ULLRICH BERTELSON
Certified Public Accountants


April 25, 1996
Wausau, Wisconsin

                    WAUSAU PAPER MILLS COMPANY
               SALARIED SAVINGS AND INVESTMENT PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                    December 31, 1995 and 1994
                                                              Neuberger     Marshall
                                                 Fidelity     & Berman      & Ilsley
                                    General      Magellan     Guardian      Balanced   Participant
                                    Account        Fund         Fund          Fund        Loans        Total
Net assets available for benefits
  December 31, 1995:
     Investments                   $5,238,988   $5,109,017   $2,984,226   $  592,741   $            $13,924,972
     Participant loans receivable                                                         201,284       201,284
     Contributions receivable:
          Employer                      2,592        3,746        1,339          548                      8,225
          Employee (withheld, not
            yet received)              26,915        4,947        8,862        2,787                     43,511
     Interest receivable                                                                       32            32

Net assets available for benefits  $5,268,495   $5,117,710   $2,994,427   $  596,076   $  201,316   $14,178,024

Net assets available for benefits
  December 31, 1994:
     Investments                   $4,460,858   $2,867,046   $1,888,721   $  615,063   $            $ 9,831,688
     Participant loans receivable                                                         125,835       125,835
     Contributions receivable:
          Employer                      1,043        1,486          570          198                      3,297
          Employee (withheld, not
            yet received)               4,547        8,505        3,848        1,452                     18,352

Net assets available for benefits  $4,466,448   $2,877,037   $1,893,139   $  616,713   $  125,835   $ 9,979,172

         See accompanying notes to financial statements.

                    WAUSAU PAPER MILLS COMPANY
               SALARIED SAVINGS AND INVESTMENT PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   Year Ended December 31, 1995

                                                              Neuberger     Marshall
                                                  Fidelity     & Berman     & Ilsley
                                     General      Magellan     Guardian     Balanced    Participant
                                     Account        Fund         Fund         Fund         Loans          Total
Additions:
     Contributions receivable:
          Employer                 $   90,104   $   90,970   $   54,510   $   13,539    $            $   249,123
          Employee                    619,610      609,969      354,466       86,250                   1,670,295
     Earnings on investments          344,454    1,169,814      630,513       89,095       13,984      2,247,860
     Transfers from other funds                    193,900       72,922                    50,683        317,505
     Merged assets                    223,898      215,115       75,788       52,459       14,085        581,345

          Total additions           1,278,066    2,279,768    1,188,199      241,343       78,752      5,066,128

Deductions:
     Employee benefits and
       withdrawals                    401,800       38,714       86,704       17,857        3,271        548,346
     Administrative expenses              679          381          207          158                       1,425
     Transfers to other funds          73,540                                243,965                     317,505

          Total deductions            476,019       39,095       86,911      261,980        3,271        867,276

Net additions (deductions)            802,047    2,240,673    1,101,288     ( 20,637)      75,481      4,198,852
Net assets available for
  benefits at beginning of
  year                              4,466,448    2,877,037    1,893,139      616,713      125,835      9,979,172

Net assets available for
  benefits at end of year          $5,268,495   $5,117,710   $2,994,427   $  596,076   $  201,316    $14,178,024

         See accompanying notes to financial statements.

                    WAUSAU PAPER MILLS COMPANY
               SALARIED SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of Wausau Paper Mills Company Salaried
Savings and Investment Plan (the "Plan") are maintained on the accrual basis of accounting.

Investment Valuation

Investments are stated at fair value. The investments in the pooled separate account, the common/collective trusts and the registered investment company are based on the fair market value of the investments at the last reported sales price on the last business day of the Plan year including current year income and investment expenses. The fair value of investment in the general account is at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The carrying value of the participant loans approximates market.

Investment income on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest and dividends. Specific detail of investment income is not available from the trustee.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established in 1988. It includes a cash or deferred arrangement (CODA) as described in Section 401(k) of the Internal Revenue Code. Regular full-time salaried employees of the Company are eligible to participate in the Plan on the first day of the first month coinciding with or next following the date of hire.

On January 23, 1995, the assets and liabilities of the Wausau
Papers of New Hampshire, Inc. Salaried Savings and Investment Plan were merged into the Wausau Paper Mills Company Salaried Savings and Investment Plan.

                    WAUSAU PAPER MILLS COMPANY
               SALARIED SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Contributions

Under the Plan, participants may contribute from 1 percent to 12 percent of their annual base salary. Individual contributions are limited by Section 402(g) of the Internal Revenue Code adjusted annually for inflation under Section 415(d). The amount of this limitation in 1995 and 1994 was $9,240.

Wausau Paper Mills Company matches participant contributions on the first 1 percent to 6 percent of a participant's annual base salary at the rate of $.25 for every $1 contributed. The Company makes this contribution at the same time as the participant. In addition, each Plan year the Company makes an additional contribution for every $1 contributed by the participant. The additional contribution amount is based on the return on equity of the Company and is allocated to each eligible participant in proportion to the amount of each eligible participant's contribution to total eligible participant contributions.

The Plan allows participants to roll over distributions from another company's retirement plan as contributions. Participants may deposit any portion of a distribution that has not been taxed, provided that the deposit is made within 60 days of distribution. These deposits are not included in contribution limitations under
Section 402(g) of the Internal Revenue Code. The Company does not match these contributions.

Participant Accounts

Each participant's account is credited with their contributions and plan earnings.

The Plan allows participants to select their investment options from one or more of the following funds:

     General Account - Employers Life Insurance of Wausau General
     Account assets are invested primarily in corporate bonds.
     The rate of interest to be earned each year is determined in advance of each year.

     Balanced Fund - Assets in the common/collected trusts consist of various mixes of stocks, bonds and money markets managed by Marshall & Ilsley Investment Management Corp.

     Growth and Income Equity Fund - The Neuberger & Berman
     Guardian Fund, a registered investment company, consist of common stocks that are principally dividend paying.

                    WAUSAU PAPER MILLS COMPANY
               SALARIED SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

     Growth Equity Fund - The Fidelity Magellan Fund assets, pooled-separate accounts, managed by Nationwide Life Insurance Company consist of primarily common stock and securities convertible into common stock, of United States, multinational and foreign companies that offer potential for growth.

Participant Loans

Under the Plan, participants are allowed to borrow against their account balance. Loans may be made not to exceed the lesser of 50 percent of the participant's account balance or $50,000, with a repayment period not to exceed 5 years. Each loan will be secured by the remaining vested account balance of the participant, and bear interest at a reasonable rate. Upon termination of employment, outstanding balances become due and payable to the Plan. The administrator is unable to provide a detail of loans receivable by fund type.

Expenses of the Plan

Administrative expenses charged by Employers Life Insurance Company of Wausau, and all other expenses incurred in conjunction with the Plan are paid by Wausau Paper Mills Company, the Plan's sponsor. Investment advisory and management fees are offset against earnings. Loan fees are charged directly to participants' accounts.

Plan Benefits

Upon retirement, disability or death, the value of a participant's account is payable to the participant or a named beneficiary based on the participant's elected payment method. The payment options available are lump-sum, periodic payment or nontransferable annuity. If a participant leaves the Company before retirement age, the pay-out of the participant's account may be delayed until retirement age if the value of the account is $3,500 or greater. Retirement age is age 65.

Vesting

Participants are 100 percent vested in their voluntary contributions and earnings on those contributions. Company contributions and earnings thereon vest at the rate of 33 1/3 percent per year of service. A year of service consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company. Upon termination of the participant, the nonvested portion of the Company contribution is forfeited and at the end of the Plan year is used to reduce Company matching contributions for the following Plan year.

Participant contributions and earnings thereon, roll-over contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

Plan Termination

In the event the Plan is terminated, the trustee will liquidate the assets and distribute the net balance among participants as soon as practicable with each participant receiving an amount proportional to that which the amount in his/her account bears to the aggregate amount in all accounts.

                    WAUSAU PAPER MILLS COMPANY
               SALARIED SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


NOTE 3 - INVESTMENTS

A summary of investments at December 31, follows:

       Investments at Fair Value           1995           1994
     General Account                   $5,238,988     $4,460,858
     Fidelity Magellan Fund             5,109,017      2,867,046
     Neuberger & Berman Guardian Fund   2,984,226      1,888,721
     Marshall & Ilsley Balanced Fund      592,741        615,063
     Participant loans                    201,284        125,835

Investment income for the year ended December 31, 1995 follows:
     General Account                   $  344,454
     Fidelity Magellan Fund             1,169,814
     Neuberger & Berman Guardian Fund     630,513
     Marshall & Ilsley Balanced Fund       89,095
     Participant Loans                     13,984

The following is a schedule of investments that individually represent 5 percent of the Plan's net assets at December 31:
                                            1995                    1994
                                     Asset    Percent of     Asset      Percent of
                                  Fair Value  Net Assets   Fair Value   Net Assets
General Account                   $5,238,988     37.0%     $4,460,858     44.7%
Fidelity Magellan Fund             5,109,017     36.0%      2,867,046     28.7%
Neuberger & Berman Guardian Fund   2,984,226     21.0%      1,888,721     18.9%
Marshall & Ilsley Balanced Fund                               615,063      6.2%

NOTE 4 - TAX-EXEMPT STATUS OF THE PLAN

The Plan is qualified under Section 401 of the Internal Revenue
Code and is exempt from federal and state income taxes. The most recent Internal Revenue Service favorable determination letter is dated October 26, 1994.

NOTE 5 - INFORMATION CERTIFIED BY THE CONTRACT ADMINISTRATOR

Information included in the 1994 net assets available for benefits and the information in the supplemental schedules was prepared or derived from information prepared by the contract administrator. The trustee has obtained certification from the contract administrator that such information is complete and accurate.

                      SUPPLEMENTAL SCHEDULES

                    WAUSAU PAPER MILLS COMPANY
               SALARIED SAVINGS AND INVESTMENT PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        December 31, 1995
                             Description of Investment
   Identity of Issue,          Including Maturity Date,
  Borrower, Lessor, or       Rate of Interest, Collateral,                  Current
     Similar Party              Par or Maturity Value         Cost           Value
Employers Life Insurance       Group Annuity Contract:
  Company of Wausau             General Account 6.7%       $5,238,988     $ 5,238,988

Nationwide Life Insurance
  Company                      Pooled Separate Account          *           5,109,017

Marshall & Ilsley Trust
  Company                      Moderate Balanced Fund           *             592,741

Neuberger & Berman
  Management, Inc.                  Guardian Fund               *           2,984,226

Participant loans              Rate during year 7.5% -
                                         11.0%                                201,284

                                                           $5,238,988     $14,126,256

*The mutual fund assets consist of pooled funds held by the custodian.  The custodian has stated that they cannot provide information regarding the cost of the investments.

There were no investment assets reportable as acquired and disposed of during the year.

                See Independent Auditor's Report.

                    WAUSAU PAPER MILLS COMPANY
               SALARIED SAVINGS AND INVESTMENT PLAN

               SCHEDULE OF REPORTABLE TRANSACTIONS
                   Year Ended December 31, 1995
                                                                        Current
   Identity                                                             Value of    Net
      of                                                     Cost       Asset on    Gain
     Party           Description      Purchase   Selling      of      Transaction    or
   Involved            of Asset        Price      Price      Asset        Date     (Loss)

Employers Life      G/A Contract -
                      Gen. Acct.
                          6.7%        $708,380     N/A     $708,380     $708,380    N/A

Nationwide Life     Pooled S/A -
                      Fidelity
                      Magellan         696,250     N/A      696,250      696,250    N/A

                See Independent Auditor's Report.

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              WAUSAU PAPER MILLS COMPANY
                              SALARIED SAVINGS AND INVESTMENT PLAN




DATE: April 25, 1996
                              LARRY A. BAKER
                              Larry A. Baker
                              Trustee